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                                                              File No. 070-10128


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM U-1/A

                         POST-EFFECTIVE AMENDMENT NO. 6
                                       TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

                    CenterPoint Energy Houston Electric, LLC
                                 1111 Louisiana
                              Houston, Texas 77002

                  (Name of companies filing this statement and
                     address of principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

 (Name of top registered holding company parent of each applicant or declarant)

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                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451


                The Commission is also requested to send copies
            of any communications in connection with this matter to:


James R. Doty, Esq.                         Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                   Baker Botts L.L.P.
Baker Botts L.L.P.                          3000 One Shell Plaza
The Warner                                  Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.              (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700


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           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words "contemplate," "may," "propose," "should," "will," "would" or other similar words.

         We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

         The following are some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements:

    o state and federal legislative and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry, constraints placed on our activities or business by the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), changes in or application of laws applicable to other aspects of our business with respect to:

         o   recovery of stranded costs;

         o   allowed rates of return;

         o   rate structures;

         o   recovery of investments; and

         o   operation and construction of facilities,

    o non-payment for our services due to financial distress of our customers, including Reliant Resources, Inc. ("Reliant Resources"),

    o the successful and timely completion of the monetization of our interest in Texas Genco Holdings, Inc.,

    o industrial, commercial and residential growth in our service territory and changes in market demand and demographic patterns,

    o the timing and extent of changes in commodity prices, particularly natural gas,

    o    changes in interest rates,

    o    weather variations and other natural phenomena,

    o commercial bank and financial market conditions, our access to capital, the cost of such capital, receipt of certain approvals under the 1935 Act, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets,

    o    actions by rating agencies,

    o    inability of various counterparties to meet their obligations to us,

    o    changes in technology,

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    o    acts of terrorism or war, including any direct or indirect effect on our business resulting from terrorist attacks such as those that occurred on September 11, 2001 or any similar incidents or responses to those incidents,

    o    the availability and price of insurance,

    o the outcome of pending lawsuits against us, Reliant Energy, Incorporated and Reliant Resources,

    o the ability of Reliant Resources to satisfy its indemnity obligations to us,

    o the reliability of the systems, procedures and other infrastructure necessary to operate the retail electric business in our service territory, including the systems owned and operated by the independent system operator in the market served by the Electric Reliability Council of Texas, Inc.,

    o political, legal, regulatory and economic conditions and developments in the United States, and

    o other factors we discuss under "Risk Factors" in Item 5 of Part II of the Quarterly Report of CenterPoint on Form 10-Q for the period ended September 30, 2003.

         The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

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                                TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
ITEM 1. DESCRIPTION OF POSSIBLE TRANSACTION ......................      1
        A. REQUESTED AUTHORIZATION ...............................      1
        B. BACKGROUND ............................................      1
ITEM 2. FEES, COMMISSIONS AND EXPENSES ...........................      3
ITEM 3. APPLICABLE STATUTORY PROVISIONS ..........................      4
        A. APPLICABLE PROVISIONS .................................      4
        B. RULE 54 ANALYSIS ......................................      4
ITEM 4. REGULATORY APPROVAL ......................................      4
ITEM 5. PROCEDURE ................................................      4
ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS ........................      5
        A. EXHIBITS ..............................................      5
        B. FINANCIAL STATEMENTS ..................................      5
ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS ..................      6

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ITEM 1. DESCRIPTION OF POSSIBLE TRANSACTION

A. REQUESTED AUTHORIZATION

            CenterPoint Energy, Inc. ("CenterPoint"), Utility Holding, LLC and CenterPoint Energy Houston Electric, LLC (the "T&D Utility") (together, the "Applicants") hereby file this Post-Effective Amendment No. 6, amending and restating Post-Effective Amendment No. 4. The Applicants are asking the Commission to modify the authority granted under the order dated June 30, 2003 (HCAR No. 27692 (the "Omnibus Financing Order")) as supplemented by the order dated August 1, 2003 (HCAR No. 27705 (the "Supplemental Order")). Those orders authorized the T&D Utility to issue up to $500 million in incremental external debt securities through June 30, 2005 (the "Authorization Period") such that the amount of T&D Utility external debt does not exceed $3.603 billion at any one time outstanding during the Authorization Period. The T&D Utility has issued $300 million of debt securities pursuant to such authority as described below.

            Applicants ask the Commission to modify this existing authority to permit the T&D Utility to issue an additional $300 million in incremental external debt securities during the Authorization Period, such that the amount of T&D Utility external debt will not exceed $3.903 billion at any one time outstanding during the Authorization Period.

            It is contemplated that approximately $50 million of the requested additional authorization may be necessary to permit the refunding of outstanding tax-exempt debt, as contemplated by the Omnibus Financing Order. Applicants seek current authority only with respect to that amount and represent that they will use the requested $50 million authority exclusively in connection with the refunding of outstanding tax-exempt debt. They ask the Commission to reserve jurisdiction over the remainder of the requested additional authority, pending completion of the record.

B. BACKGROUND

         1. Existing Authority

            The Omnibus Financing Order authorized CenterPoint and its subsidiary companies to engage in certain financing and related transactions during the Authorization Period. Of interest here, the Omnibus Financing Order as supplemented by the Supplemental Order authorized the T&D Utility to issue up to $500 million in incremental external debt securities during the Authorization Period, and to enter into obligations with respect to tax-exempt debt issued on its behalf by governmental authorities in connection with the refunding of outstanding tax-exempt debt assumed by CenterPoint in connection with the Electric Restructuring as defined below.

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                On September 9, 2003, the T&D Utility issued $300 million of external debt securities, and so has remaining authority to issue up to $200 million in incremental external debt securities during the Authorization Period.(1)

         2. Tax-Exempt Debt Refundings

                Prior to the August 31, 2002 restructuring (the "Electric Restructuring") by which CenterPoint and Utility Holding, LLC became holding companies for the T&D Utility, Reliant Energy, Incorporated (and its predecessor companies, known variously as Houston Industries Incorporated and Houston Lighting & Power Company) (together, the "vertically-integrated utility" or "utility") had entered into agreements with certain governmental authorities (the "Authorities") for the issuance of pollution control bonds by those Authorities. Under these agreements, the proceeds of bonds issued by the Authorities were used by the vertically-integrated utility to finance qualifying pollution control facilities used in its business or to refund bonds previously issued for that purpose. The vertically-integrated utility committed to make payments to support and retire the bonds issued by the Authorities. In some cases, the obligations were insured by third party insurers and/or secured by mortgage bonds issued by the utility.

                In connection with the Electric Restructuring, (i) CenterPoint assumed the installment payment obligations of the vertically-integrated utility;(2) (ii) the mortgage bonds that secured certain of these obligations remained with the T&D Utility as corporate successor to the vertically-integrated utility; and (iii) the T&D Utility issued promissory notes payable to CenterPoint with payment terms equivalent to CenterPoint's installment payment obligations for each series of secured bonds.

                Certain of these currently outstanding revenue refunding bonds are or soon will become callable. The Applicants believe, on the basis of currently available information, including current interest rates and other factors, that it would be in the best interest of the T&D

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         (1) The proceeds from the $300 million T&D Utility debt issuance were used to repay intrasystem borrowings and obligations in connection with the refinancing of CenterPoint's obligations under its $3.85 billion credit facility (the "CenterPoint Facility"). As noted in the Supplemental Order, the transactions associated with the refinancing of the CenterPoint Facility did "not increase the overall amount of debt or adversely affect the capital structure of any entity of the CenterPoint System as a whole."


Thereafter, on October 7, 2003, CenterPoint replaced the CenterPoint Facility with a three-year facility composed of a revolving credit facility of $1.4 billion funded by a 12-bank syndicate and a $925 million term loan from institutional investors. The new facility matures on October 7, 2006. Borrowings under the revolver bear interest based on LIBOR rates under a pricing grid tied to CenterPoint's credit ratings. At CenterPoint's current ratings, the interest rate for borrowings under the revolver is LIBOR plus 300 basis points. The interest rate for borrowings under the term loan is LIBOR plus 350 basis points.

         (2) These obligations migrated to CenterPoint under the terms of the relevant agreements.


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Utility to cause some or all of these revenue refunding bonds to be refunded prior to their maturity. In connection with any refunding, the T&D Utility would request the relevant Authorities to issue new series of revenue refunding bonds, the proceeds of which would ultimately be used to redeem up to approximately $250 million of revenue refunding bonds supported by CenterPoint installment payment obligations. The new series of refunding bonds would be issued by the applicable governmental Authority on behalf of the T&D Utility, and supported by credit support in the form of (i) T&D Utility installment payment obligations,
(ii) possibly, separate series of T&D Utility first mortgage bonds or general mortgage bonds and, possibly, (iii) bond insurance. As noted above, the T&D Utility has outstanding promissory notes payable to CenterPoint for each series of outstanding bonds. The proceeds of the new series of refunding bonds would be used to redeem the bonds that are being refunded. The associated intercompany notes owed to CenterPoint would be "deemed paid" when the old revenue refunding bonds are redeemed. In addition, the redemption of the old bonds would result in a corresponding satisfaction of the related series of currently outstanding mortgage bonds.

                The precise amount of costs will not be known until the refinancing is complete but the fees and terms and conditions of the refinancing will comply with the terms and conditions established in the Omnibus Financing Order. Among other things, Applicants would continue to comply with the investment grade and equity capitalization criteria set forth therein.(3)

         3. Reduction of Interest Costs

                Certain interest costs will likely be reduced as a result of the requested incremental authority. The Applicants believe, on the basis of currently available information, that it would be in the best interest of the T&D Utility to have the authority to issue the additional incremental, external debt securities requested in this Application.

         4. Reservation of Jurisdiction

                Although Applicants currently anticipate an immediate possible need for only approximately $50 million of the requested incremental authority, they ask the Commission to notice the full amount of the request and to reserve jurisdiction over the requested incremental authority in excess of that needed to complete the above-described refunding transactions. Applicants would seek a release of jurisdiction to the extent additional authority may be required, either for use in connection with additional refundings or new financing transactions. It is contemplated that any such request would be subject to the investment grade and equity capitalization criteria and other terms and conditions as set forth in the Omnibus Financing Order.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

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         (3) In particular, the T&D Utility would continue to maintain a minimum of 30% common equity, as required by the Omnibus Financing Order.



                                       3
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                  The fees, commissions and expenses paid or incurred or to be incurred in connection with this Amendment are estimated to be $20,000, plus the fees paid in connection with the proposed refunding transactions.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

A. APPLICABLE PROVISIONS

                  Sections 6(a) and 7 of the Act and Rule 54 thereunder are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B. RULE 54 ANALYSIS.

                  The proposed transactions are subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any Subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

                  As a result of the distribution to shareholders of its remaining interest in Reliant Resources, Inc., as authorized in the order dated July 5, 2002 (HCAR No. 27548 (the "July Order")), CenterPoint had negative retained earnings as of December 31, 2002. Thus, although CenterPoint's aggregate investment (as defined in Rule 53(a)(1)(i) under the Act), in EWGs and FUCOs as of December 31, 2002 was approximately $8 million, the Company is not currently in compliance with the requirements of Rule 53(a)(1) under the Act. CenterPoint has disposed of its remaining interests in FUCOs. CenterPoint has qualified Texas Genco as an EWG but does not intend to seek any permanent financing authority in connection therewith.

                  CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4. REGULATORY APPROVAL.

                  No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5. PROCEDURE.

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
              The Applicants request that the Commission's order be issued as soon as possible, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

A. EXHIBITS.

F-1  Opinion of Counsel

F-2  Past Tense Opinion of Counsel (to be filed by amendment)

G-1 Principal amount of external debt and trust preferred securities of CenterPoint and its Subsidiaries as of September 9, 2003 (incorporated by reference to CenterPoint's Current Report on Form 8-K filed September 18, 2003).

G-2 Description of outstanding revenue refunding bonds (filed in connection with a request for confidential treatment).

G-3 Installment loan agreements (filed in connection with a request for confidential treatment).

H-1  Form of Notice (previously filed).

B. FINANCIAL STATEMENTS.

FS-2 Consolidated Balance Sheets of CenterPoint as of September 30, 2003 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the nine months ended September 30, 2003 (unaudited) (incorporated by reference to CenterPoint's Quarterly Report on Form 10-Q for the three months ended September 30, 2003 (File No. 1-31447)).

FS-3 Consolidated Balance Sheets of CenterPoint as of December 31, 2002, and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to the Current Report of CenterPoint on Form 8-K dated as of November 7, 2003 (File No. 1-31447)).

FS-5 Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC as of September 30, 2003 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the nine months ended September 30, 2003 (unaudited) (incorporated by reference to CenterPoint Energy Houston Electric, LLC's Quarterly Report on Form 10-Q for the three months ended September 30, 2003 (File No. 1-03187)).



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FS-6  Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC
as of December 31, 2002 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to the Current Report of CenterPoint Energy Houston Electric, LLC on Form 8-K dated as of May 15, 2003 (File No. 1-03187)).

FS-13 CenterPoint consolidated financials (forecasts through 2007) (filed in connection herewith with a request for confidential treatment).

FS-14  CenterPoint Energy Houston Electric, LLC financials (forecasts through
2007) (filed in connection herewith with a request for confidential treatment).

FS-18 CenterPoint equity percentages (forecasts through 2007) (filed in connection herewith with a request for confidential treatment).

FS-19 CenterPoint Energy Houston Electric, LLC equity percentages (forecasts through 2007) (filed in connection herewith with a request for confidential treatment).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

          The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: December 19, 2003

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By: /s/ Rufus S. Scott
    ----------------------------------
    Rufus S. Scott
    Vice President, Deputy General
    Counsel and Assistant Corporate
    Secretary CenterPoint Energy, Inc.



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